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As filed with the Securities and Exchange Commission on June 18, 2001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PictureTel Corporation
(Name of Subject Company)

Polycom, Inc.
Pharaoh Acquisition Corp.
A Wholly Owned Subsidiary of
Polycom, Inc.
(Names of Filing Persons)
(Offeror)

COMMON STOCK, $0.01 PAR VALUE (Title of Class of Securities)
720035302 (CUSIP Number of Class of Securities)

Michael R. Kourey
Senior Vice President of Finance
and Administration and
Chief Financial Officer
Polycom, Inc.
1565 Barber Lane
Milpitas, California 95035
(408) 526-9000
(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

with a copy to
Mark A. Bertelsen Esq.
Michael S. Dorf, Esq.
Don Williams, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)

$293,480,194	$58,697

(1)	Estimated for purposes of calculating the filing fee only in accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, based upon (a) $4.86, the average of the high and low price per share of PictureTel Corporation common stock on June 15, 2001, as reported on the Nasdaq National Market, multiplied by (b) 60,386,871, representing the estimated maximum aggregate number of shares of PictureTel Corporation common stock to be received by Polycom, Inc.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 as amended, equals 1/50 of 1% of the transaction value
/x/	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $26,420
Form or Registration No.: Form S-4
Filing Party: Polycom, Inc.
Date Filed: June 18, 2001
/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
/ /	Check the appropriate boxes below to designate any transactions to which the statement relates:
/x/ third-party tender offer subject to Rule 14d-1.
/ / issuer tender offer subject to Rule 13e-4.
/ / going-private transaction subject to Rule 13e-3.
/ / amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

    This Tender Offer Statement on Schedule TO relates to the commencement by Pharaoh Acquisition Corp., a Delaware corporation ("Merger Sub") and wholly owned subsidiary of Polycom, Inc., a Delaware corporation ("Parent"), of its offer to exchange all of the outstanding shares of common stock, $0.01 par value ("Common Stock"), of PictureTel Corporation, a Delaware corporation (the "Company"), together with associated rights to purchase Junior Preference Stock of the Company ("Rights") issued pursuant to the Rights Agreement dated as of March 25, 1992, as amended, between the Company and First National Bank of Boston (the Common Stock and the Rights together being referred to herein as the "Shares") for $3.11, net to the seller in cash, and 0.1177 of a share of the common stock of Parent (the "Polycom Shares") per Share upon the terms and subject to the conditions described in the Prospectus filed by Parent on June 18, 2001 and the related Letter of Transmittal.

    The offer is made pursuant to an Agreement and Plan of Merger, dated May 24, 2001, by and among Parent, Merger Sub and the Company which contemplates the merger of Merger Sub with and into the Company (the "Merger"). Parent has filed a registration statement with the Securities and Exchange Commission on Form S-4 relating to the Polycom Shares to be issued to the stockholders of the Company in the offer and the Merger (the "Registration Statement"). The terms and conditions of the offer and the Merger are set forth in the prospectus that is part of the Registration Statement (the "Prospectus") a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (as they may be amended and supplemented from time to time, together constitute the "Offer").

    All of the information in the Prospectus and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer filed with the Securities and Exchange Commission after the date hereof, is hereby incorporated by reference in answer to items 1 through and including 11 of this Schedule TO, except as otherwise set forth below.

Item 11.  Additional Information.

(b)
Other Material Information. The information set forth in the Letter of Transmittal attached hereto as Exhibit (a)(2) is incorporated herein by reference.

Item 12.  Exhibits.

    The following are attached as exhibits to this Schedule TO:

Exhibit Number	Exhibit Description
(a)(1)	Prospectus relating to Polycom Shares to be issued in the Offer and the Merger (incorporated by reference from Parent's Registration Statement on Form S-4 filed on June 18, 2001).
(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Parent's Registration Statement on Form S-4 filed on June 18, 2001).
(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to Parent's Registration Statement on Form S-4 filed on June 18, 2001).
(a)(4)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.3 to Parent's Registration Statement on Form S-4 filed on June 18, 2001).
(a)(5)	Form of Letter to brokers, dealers, commercial banks, trust companies and other nominees (incorporated by reference to Exhibit 99.4 to Parent's Registration Statement on Form S-4 filed on June 18, 2001).

(a)(6)	Form of Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients (incorporated by reference to Exhibit 99.5 to Parent's Registration Statement on Form S-4 filed on June 18, 2001).
(a)(7)	Joint press release issued by Parent and Company on May 24, 2001 (incorporated by reference to Form 425 filed by Parent on May 25, 2001).
(a)(8)	Polycom, Inc. Conference Call Outline Concerning Acquisition of PictureTel Corporation by Polycom, Inc. (incorporated by reference to Form 425 filed by Parent on May 25, 2001).
(a)(9)	Question and Answer Period of the May 24, 2001 Polycom, Inc. Conference Call (incorporated by reference to Form 425 filed by Parent on June 5, 2001).
(b)	None.
(d)(1)	Agreement and Plan of Merger by and among Parent, Merger Sub and the Company dated as of May 24, 2001 (incorporated by reference to Exhibit 2.1 to Parent's Registration Statement on Form S-4 filed on June 18, 2001).
(d)(2)	Form of Voting and Tender Agreement by and among Parent and certain stockholders of the Company (incorporated by reference to Exhibit 2.2 to Parent's Registration Statement on Form S-4 filed on June 18, 2001).
(d)(3)	Form of Affiliate Agreement by and among Parent and certain stockholders of the Company (incorporated by reference to Exhibit 2.3 to Parent's Registration Statement on Form S-4 filed on June 18, 2001).
(d)(4)
(g)	None.
(h)	None.

Item 13.  Information Required by Schedule 13e-3.

    Not applicable.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

POLYCOM, INC.
By:	/s/ ROBERT C. HAGERTY Name: Robert C. Hagerty Title: CEO

PHARAOH ACQUISITION CORP.
By:	/s/ MICHAEL R. KOUREY Name: Michael R. Kourey Title: CFO

Date: June 18, 2001

EXHIBIT INDEX

Exhibit Number	Exhibit Description
(a)(1)	Prospectus relating to Polycom Shares to be issued in the Offer and the Merger (incorporated by reference from Parent's Registration Statement on Form S-4 filed on June 18, 2001).
(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Parent's Registration Statement on Form S-4 filed on June 18, 2001).
(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to Parent's Registration Statement on Form S-4 filed on June 18, 2001).
(a)(4)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.3 to Parent's Registration Statement on Form S-4 filed on June 18, 2001).
(a)(5)	Form of Letter to brokers, dealers, commercial banks, trust companies and other nominees (incorporated by reference to Exhibit 99.4 to Parent's Registration Statement on Form S-4 filed on June 18, 2001).
(a)(6)	Form of Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients (incorporated by reference to Exhibit 99.5 to Parent's Registration Statement on Form S-4 filed on June 18, 2001).
(a)(7)	Press release issued by Parent on May 24, 2001 (incorporated by reference to Form 425 filed by Parent on May 25, 2001).
(a)(8)	Polycom, Inc. Conference Call Outline Concerning Acquisition of PictureTel Corporation by Polycom, Inc. (incorporated by reference to Form 425 filed by Parent on June 5, 2001).
(a)(9)	Question and Answer Period of the May 24, 2001 Polycom, Inc. Conference Call (incorporated by reference to Form 425 filed by Parent on June 5, 2001).
(b)	None.
(d)(1)	Agreement and Plan of Merger by and among Parent, Merger Sub and the Company dated as of May 24, 2001 (incorporated by reference to Exhibit 2.1 to Parent's Registration Statement on Form S-4 filed on June 18, 2001).
(d)(2)	Form of Voting and Tender Agreement by and among Parent and certain stockholders of PictureTel Corporation (incorporated by reference to Exhibit 2.2 to Parent's Registration Statement on Form S-4 filed on June 18, 2001).
(d)(3)	Form of Affiliate Agreement between Parent and certain stockholders of PictureTel Corporation (incorporated by reference to Exhibit 2.3 to Parent's Registration Statement on Form S-4 filed on June 18, 2001).
(g)	None.
(h)	None.

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EXHIBIT INDEX